09041177

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response.......12.00 | |

SEC Mail Processing Section DEC 3 0 2009 Washington, DC 122

| SEC FILE NUMBER |
|---|
| 8-28508 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Buckingham Research Group, Inc. and Subsidiaries

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Avenue, 6th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Karp, Chief Compliance Officer (212) 922-2017
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, David B. Keidan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm The Buckingham Research Group, Inc. and Subsidiaries, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________________________________________

_______________________________________________

_______________________________________________

David B Keidan 12/24/2009

Signature

President

Title

Avery Blaney 12-24-2009

Notary Public

Avery Blaney
NOTARY PUBLIC, STATE OF NEW YORK
No. 01BL6163606
Qualified in New York County
Commission Expires 03/26/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

# THE BUCKINGHAM RESEARCH GROUP, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
The Buckingham Research Group, Inc. and Subsidiaries
New York, New York

We have audited the accompanying consolidated statement of financial condition of The Buckingham Research Group, Inc. and subsidiaries (the "Company") as of September 30, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
December 22, 2009

## THE BUCKINGHAM RESEARCH GROUP, INC. AND SUBSIDIARIES

**Consolidated Statement of Financial Condition**
**September 30, 2009**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents (including money market mutual funds of $8,680,715) | $ 17,863,607 |
| Due from brokers | 393,587,088 |
| Deposits with brokers | 124,988 |
| Investments in securities, at fair value | 1,251,503,039 |
| Commissions receivable | 931,895 |
| Employee advances | 252,965 |
| Furniture, equipment and leasehold improvements, net (less accumulated depreciation and amortization of $3,775,667) | 712,152 |
| Deferred taxes, net | 91,664 |
| Prepaid taxes | 163,934 |
| Prepaid expenses | 133,466 |
| Other | 1,206,303 |
| | $ 1,666,571,101 |
| **LIABILITIES** | |
| Securities sold short, at fair value | $ 623,116,043 |
| Deferred rent | 670,247 |
| Redemptions payable to limited partners | 3,041,148 |
| Contributions received in advance | 7,289,843 |
| Accounts payable and accrued expenses | 8,594,414 |
| Commissions payable | 3,479,677 |
| | 646,191,372 |
| Commitment and contingency | |
| Minority interest | 984,970,724 |
| **STOCKHOLDERS' EQUITY** | |
| Common stock $0.01 par value, authorized 200,000 shares, issued 39,100 shares | 391 |
| Additional paid-in capital | 1,049,939 |
| Retained earnings | 34,358,675 |
| | 35,409,005 |
| | $ 1,666,571,101 |

*See notes to consolidated statement of financial condition*

**Notes to Consolidated Statement of Financial Condition**
**September 30, 2009**

## NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

### [1] Description of business and principles of consolidation:

The Buckingham Research Group, Inc. ("BRG") was incorporated under the laws of the state of New York on November 1, 1982. The Company is engaged primarily in brokerage and investment advisory services and is registered under the rules of the Securities Exchange Act of 1934.

BRG clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

The consolidated statement of financial condition includes the accounts of BRG and its wholly owned subsidiary, Buckingham Capital Management, Inc. ("BCM") and also includes the accounts of the following investment partnerships for which BCM serves as the sole General Partner and has limited partnership interests: Buckingham Partners, L.P. ("BP"), Buckingham Partners II, L.P. ("BP II"), Buckingham RAF Partners, L.P. ("RAF") and Buckingham RAF Partners II, L.P. ("RAF II") (the "Onshore Funds"). In addition, BCM is the managing member of Buckingham Holdings, LLC ("BH"), with ownership of approximately 15.75%. BH's other stockholders are also stockholders of BRG. BH also includes the accounts of the following investment partnerships, for which BH serves as the sole General Partner: Buckingham International Partners Master Fund, L.P. ("BIP") and Buckingham RAF International Partners Master Fund, L.P. ("BRAF") (the "Offshore Funds"). Collectively, the consolidated entities are referred to as the "Company" or "Companies". All material intercompany accounts and transactions have been eliminated on consolidation.

BCM is registered as an investment advisor with the U.S. Securities and Exchange Commission. BCM serves as the investment manager for the Onshore Funds and Offshore Funds whereby it pays certain expenses. BCM has assigned its interest in the incentive allocation it earns from the Onshore and Offshore Funds to BH.

The Onshore Funds are organized as Delaware limited partnerships and the Offshore Funds are organized as exempted limited partnerships under the laws of the Cayman Islands.

The Onshore Funds' and Offshore Funds' investment objective is to seek capital appreciation of their assets by investing primarily in a portfolio of equity securities in U.S. publicly-held companies. The Onshore Funds and Offshore Funds seek to achieve their objective by trading primarily in "undervalued", "underfollowed", and "misunderstood" securities.

### [2] Summary of significant accounting policies:

(a) Investments in securities and valuation:

Investments in securities held by BRG are accounted for at fair value.

Investments in securities held by BCM are considered held for trading and are accounted for at fair value.

The consolidated limited partnerships (referred to above as the Onshore and Offshore Funds) are considered investment companies and follow specialized accounting pursuant to the "AICPA Audit and Accounting Guide - Investment Companies". This consolidated statement of financial condition reflects specialized accounting, so that investments held by the limited partnerships are shown at fair value.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**[2] Summary of significant accounting policies: (continued)**

(a) Investments in securities and valuation: (continued)

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. The fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Securities, including common stock, exchange traded funds, options and swap contracts, that are traded on a national securities exchange are valued at their last sale price on the last business day of the year as recorded by the composite tape system, or, if the securities are not included in the system, at their last sale price on that day on the principal national securities exchange on which the securities are traded, as reported by the exchange, or, if no sales occurred on that day, the last closing bid price if held long by the Company and the last closing asked price if sold short by the Company as reported by the system or the exchange. Securities that are national market securities are valued at their last sale price on the last business day of the year as reported by NASDAQ, or, if no sale occurred on that day, the last closing bid price if held long by the Company and the last closing asked price if sold short by the Company as reported by NASDAQ. Securities not listed on a national securities exchange or that are not national market securities are valued at their last sale price, unless there is no price on the last business day of the year, in which case it is valued at the last closing bid price if held long by the Company and the last closing asked price if sold short by the Company on the last business day of the year as reported by NASDAQ, or, if not so reported, as reported in the over-the-counter market in the United States.

Corporate bonds that do not trade on an active market are valued at the last available price.

(b) Revenue recognition:

Research and investment advisory fees are recorded as earned. Commission income is recorded on a trade-date basis. Research income is recorded as earned.

## NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### [2] Summary of significant accounting policies: (continued)

(b) Revenue recognition: (continued)

If at the end of any calendar year a limited partner in the investment partnership has a net profit (after taking into account any loss make up per the respective partnership agreement), BH receives 20% of such profits, which is deducted from the capital account of such limited partner. At September 30, 2009, such incentive fee amounted to $2,247,016. Such incentive fee is subject to final determination at December 31, 2009, based on net profit for the respective calendar year.

Securities transactions are recorded on a trade-date basis. Realized gains and losses on sales of securities are determined using the specific identification method. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

(c) Cash and cash equivalents:

Cash equivalents consist of money market mutual funds. The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

(d) Furniture and equipment:

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of the improvement or the life of the lease, whichever is shorter.

(e) Deferred rent:

The Company leases premises under a lease, which provides for a free rent period and periodic increases over the lease term. The Company records rent expense on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is recorded as a liability for deferred rent.

(f) Income taxes:

BRG files its federal income tax return on a consolidated basis and its New York State and New York City income tax returns on a combined basis with its wholly owned subsidiary BCM. BH files a separate tax return.

BRG elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, BRG's income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State income tax purposes. The Company is subject to New York City corporate income tax and the New York State corporate minimum tax.

BH and the investment partnerships are not subject to federal, state and New York City income taxes. The members/partners include their respective share of the profits or losses in their own tax returns.

The tax years 2007 through 2009 remain open to examination by the major tax jurisdictions to which the Company is subject. The Company recognizes interest and penalties related to uncertain tax positions, if any, in interest and other expense.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**[2] Summary of significant accounting policies: (continued)**

(f) Income taxes: (continued)

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred taxes resulting from the temporary differences in the recognition of assets and liabilities for income tax purposes as compared to the financial statement purposes consist principally of depreciation and amortization, deferred rent and unrealized gains and losses on investments.

(g) Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Non-marketable securities are valued at fair value based upon established criteria. Actual results could differ from these estimates.

(h) New accounting pronouncement:

Effective July 1, 2009, the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("Codification") is the single source of authoritative nongovernmental GAAP. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Codification is effective for interim and annual periods ending after September 15, 2009. The Company's accounting policies were not affected by conversion to the Codification.

In July 2006, the FASB issued ASC 740 "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("ASC 740"), which is effective for nonpublic entities for fiscal years beginning after December 15, 2008.

ASC 740 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. ASC 740 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. ASC 740 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to stockholders' equity as of the beginning of the year of adoption.

Management is evaluating the impact that ASC 740 will have on its financial statements. However, management's conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the FASB and ongoing analyses of tax laws, regulations and related interpretations.

## NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### [2] Summary of significant accounting policies: (continued)

(h) New accounting pronouncement: (continued)

In December 2007, FASB issued ASC 810 "Noncontrolling Interests in Consolidated Financial Statements" ("ASC 810"), which amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. ASC 810 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. Changes in parent's ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. ASC 810 also requires the entity to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. ASC 810 applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. Management does not expect this will have a significant impact on the Company's financial statements.

## NOTE B - DUE FROM BROKERS/DEPOSITS WITH BROKERS

Morgan Stanley & Co. Incorporated ("Morgan Stanley") serves as custodian and clearing broker for the assets of BRG and BCM. In addition, Morgan Stanley and J.P. Morgan Clearing Corp. serve as prime brokers for the Onshore and Offshore Funds. The amounts due from brokers consist of cash balances and the net of receivables and payables for unsettled trades at the financial condition date. Trades executed on behalf of clients of BRG are cleared at National Financial Services LLC.

In addition $100,000 is deposited with National Financial Services as a clearing deposit and $24,988 is deposited with Goldman Sachs Execution & Clearing, L.P.

## NOTE C - INVESTMENTS

The following is a summary of investment in securities, at fair value, as of September 30, 2009:

| | Common Stock | Corporate Bonds | Total |
|---|---|---|---|
| Owned by BRG | $ 9,828,723 | | $ 9,828,723 |
| Owned by BCM - trading securities | 9,110,296 | | 9,110,296 |
| Owned by investment partnerships | 1,231,213,963 | $ 1,350,057 | 1,232,564,020 |
| Total investment in securities | $ 1,250,152,982 | $ 1,350,057 | $ 1,251,503,039 |

**NOTE C - INVESTMENTS (CONTINUED)**

The following is a summary of investments in securities sold short, at fair value, as of September 30, 2009:

| | Common Stock | Options | Exchange Traded Funds | Unrealized Loss on Swaps | Total |
|---|---|---|---|---|---|
| Owned by BRG | | | $ 3,540,726 | | $ 3,540,726 |
| Owned by BCM - trading securities | | | 1,508,314 | | 1,508,314 |
| Owned by investment partnerships | $ 401,576,760 | $ 182,341 | 212,164,426 | $ 4,143,476 | 618,067,003 |
| Total investments in securities sold short | $ 401,576,760 | $ 182,341 | $ 217,213,466 | $ 4,143,476 | $ 623,116,043 |

The following are BRG's investments owned and sold short by level within the fair value hierarchy at September 30, 2009:

| | Fair Value | Fair Value Hierarchy |
|---|---|---|
| **ASSETS** | | |
| Investments in securities: | | |
| Common stock | $ 1,250,152,982 | Level 1 |
| Corporate bonds | 1,350,057 | Level 2 |
| Total investments in securities | $ 1,251,503,039 | |
| **LIABILITIES** | | |
| Securities sold short: | | |
| Common stock | $ 401,576,760 | Level 1 |
| Options | 182,341 | Level 1 |
| Exchange traded funds | 217,213,466 | Level 1 |
| Unrealized loss on swaps | 4,143,476 | Level 2 |
| Total securities sold short | $ 623,116,043 | |

The following summarizes changes in fair value of BRG's Level 3 assets for the year ended September 30, 2009. The information reflects losses for the full year for assets categorized as Level 3 as of September 30, 2009. The information does not include gains or losses for assets and liabilities that were transferred out of Level 3 prior to September 30, 2009.

| | |
|---|---|
| Balance - September 30, 2008 | $ 328,702 |
| Unrealized losses | (328,702) |
| Balance - September 30, 2009 | $ 0 |

## NOTE D - EMPLOYEE ADVANCES

Employee advances are noninterest bearing loans and are due by December 31, 2009.

## NOTE E - PROFIT-SHARING PLAN

The Company maintains a profit sharing/401(k) plan (the "Plan") covering all eligible full time employees. The Company has total discretion about whether to make an employer contribution to the Plan and the amount of such employer contribution.

## NOTE F - COMMITMENT

BRG has a lease agreement which commenced January 15, 2002 and expires on January 15, 2017.

The annual future minimum rental commitments are as follows:

| Year Ending September 30, | Minimum Lease Obligations |
|---|---|
| 2010 | $ 980,000 |
| 2011 | 980,000 |
| 2012 | 1,034,000 |
| 2013 | 1,056,000 |
| 2014 | 1,056,000 |
| Thereafter | 2,419,000 |
| Total | $ 7,525,000 |

## NOTE G - CONTINGENCY

On April 11, 2007, BRG and BCM were advised that the enforcement staff of the SEC was conducting a preliminary inquiry. Management of BRG and BCM believe that the preliminary inquiry arises out of a routine examination and they are each cooperating fully with the staff. Management believes, based on current available information, that the results of such proceedings will not have a material effect on the Company's consolidated financial position.

## NOTE H - PRIOR PERIOD ADJUSTMENT

It was determined by management that the methods of depreciating fixed assets, amortizing leasehold improvements, and the recording of rent expense and deferred taxes were not in conformity with GAAP. The effect decreased the retained earnings as of September 30, 2008 by $1,200,538. The following amounts were restated as of September 30, 2008: accumulated depreciation increased by $273,435, accumulated amortization increased by $321,365, deferred rent increased by $710,466 and was offset by deferred taxes of $512,070.

### NOTE I - NET CAPITAL REQUIREMENT

BRG, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2009, BRG had net capital and net capital requirements of $6,691,751 and $757,443, respectively, and a net capital ratio of 1.7 to 1.

### NOTE J - FIXED ASSETS, NET

Fixed assets at September 30, 2009 are comprised of the following:

| | |
|---|---|
| Equipment | $ 1,237,052 |
| Furniture and fixtures | 1,410,985 |
| Computer software | 606,248 |
| Leasehold improvements | 1,233,534 |
| Total cost | 4,487,819 |
| Less accumulated depreciation and amortization | (3,775,667) |
| | $ 712,152 |

### NOTE K - STOCKHOLDERS' EQUITY

On April 2, 2009, the Board of Directors of BRG declared dividends of $200.00 per common share outstanding, totaling $7,633,600 for the year. Effective September 30, 2009, the Board of Directors authorized the retirement of all common stock held in treasury.

### NOTE L - FINANCIAL INSTRUMENTS HELD AND RISK

In the normal course of its business, each Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, and the extent and timing of investor participation in the markets for equity investments. Unexpected volatility or illiquidity in the markets in which each Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

## NOTE L - FINANCIAL INSTRUMENTS HELD AND RISK (CONTINUED)

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, each Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that each Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Short selling, or the sale of securities not owned by each Company, exposes each Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and, in the case of equities, without effective limit. There is the risk that the securities borrowed by each Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein each Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss may be realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

The Companies engage in derivative transactions such as swaps as an alternative to direct investments in the underlying securities. The risks associated with derivative transactions are potentially greater than those associated with the direct purchase or sale of the underlying securities because of the additional complexity and potential for leverage. In addition, derivatives may create credit risk, as well as legal, operational, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related. Pursuant to the terms of the swap agreements, the Companies are required to post collateral. Collateral consisting of cash of approximately $96,086,000 is included in due from brokers on the consolidated statement of financial condition.

The Companies invest a portion of their assets in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. These types of investments entail risks in addition to those involved in investments in securities of domestic issuers. Investing in non-U.S. securities may represent a greater degree of risk than investing in U.S. securities. Non-U.S. securities also may be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs.

The Companies sell options on securities on national and over-the-counter markets. The seller ("writer") of a put option which is covered (e.g., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.

**Notes to Consolidated Statement of Financial Condition**
**September 30, 2009**

## NOTE M - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The accompanying consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the SEC's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein by BRG to amounts reported by BRG on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

| | Part II Form X-17A-5 | Subsidiaries Consolidated (1) | Eliminations | Consolidated Statement of Financial Condition |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and cash equivalents | $ 9,562,055 | $ 8,301,552 | | $ 17,863,607 |
| Due from brokers | 3,252,999 | 390,334,089 | | 393,587,088 |
| Deposits with brokers | 124,988 | | | 124,988 |
| Investments in securities, at fair value | 9,828,722 | 1,241,674,317 | | 1,251,503,039 |
| Commissions receivable | 931,895 | | | 931,895 |
| Employee advances | 252,965 | | | 252,965 |
| Furniture, equipment and leasehold improvements, net | 712,152 | | | 712,152 |
| Deferred taxes, net | 91,664 | | | 91,664 |
| Prepaid taxes | 163,934 | | | 163,934 |
| Prepaid expenses | 133,466 | | | 133,466 |
| Other | 25,250,861 | 14,117,066 | (38,161,624) | 1,206,303 |
| | $50,305,701 | $1,654,427,024 | $ (38,161,624) | $1,666,571,101 |
| **LIABILITIES** | | | | |
| Securities sold short, at fair value | $ 3,540,726 | $ 619,575,317 | | $ 623,116,043 |
| Deferred rent | 670,247 | | | 670,247 |
| Redemptions payable to limited partners | | 3,041,148 | | 3,041,148 |
| Contributions received in advance | | 7,289,843 | | 7,289,843 |
| Accounts payable and accrued expenses | 7,206,046 | 1,388,368 | | 8,594,414 |
| Commissions payable | 3,479,677 | | | 3,479,677 |
| | 14,896,696 | 631,294,676 | | 646,191,372 |
| Minority interest | | | 984,970,724 | 984,970,724 |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common stock | 391 | 11 | (11) | 391 |
| Common stock and additional paid-in capital | 1,049,939 | (5,698,683) | 5,698,683 | 1,049,939 |
| Retained earnings | 34,358,675 | 1,028,831,020 | (1,028,831,020) | 34,358,675 |
| | 35,409,005 | 1,023,132,348 | (1,023,132,348) | 35,409,005 |
| | $50,305,701 | $1,654,427,024 | $ (38,161,624) | $1,666,571,101 |

(1) includes Onshore and Offshore Funds

## NOTE N - SUBSEQUENT EVENTS

Management has evaluated all subsequent events through December 22, 2009.